Exhibit 99.1

Navigator Holdings Ltd. Announces Entry Into Secured Term Loan and Revolving Credit Facility and Call of Senior Secured Bond

December 9, 2022 – Navigator Holdings Ltd. (“Navigator” or “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announced today that, on December 7, 2022, Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C., Navigator Copernico L.L.C. and Navigator Umbrio L.L.C. (the “Borrowers”) entered into a secured term loan and revolving credit facility (the “Facility Agreement”), with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG, pursuant to which such lenders made available to the Borrowers, a maximum amount of $111.81 million, subject to the terms and conditions set out in the Facility Agreement, to refinance the Company’s existing January 2015 secured loan facility and for general corporate purposes.

The full loan amount of $111.81 million is scheduled to be drawn on December 12, 2022, and will be used to repay the Company’s existing January 2015 loan facility in the outstanding amount of $33.3 million and $78.5 million for general corporate purposes.

The Facility Agreement bears interest on a quarterly basis at SOFR plus 209 basis points. The amount of the Facility Agreement shall be reduced quarterly by $3.1 million, followed by a final balloon payment on December 7, 2028, of approximately $65.0 million. The Facility Agreement is secured by five of the Company’s vessels.

Obligations under the Facility Agreement are guaranteed by Navigator Gas L.L.C. and the Company. The Facility Agreement contains certain conditions, covenants and events of default.

Following entry into the Facility Agreement, the Company has today informed Nordic Trustee AS of its exercise of the call option to redeem all bonds outstanding under the Company’s NOK 600 million senior secured bond, with maturity date November 2, 2023 and ISIN NO0010835069 (the “Bonds”).

The Bonds will be repaid at a price equal to 101.790% of par value (plus accrued interest pursuant), with settlement date of December 23, 2022.

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 52 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. On September 30, 2022, Navigator announced a new joint venture with Greater Bay Gas Co. Ltd. (“Greater Bay”), owned 60% by Navigator and 40% by Greater Bay. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:      Investor Relations investorrelations@navigatorgas.com and

                       randy.giveans@navigatorgas.com

Address:       1201 Fannin St. Suite 262, Houston, Texas, U.S.A. 77002

Tel:                +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link - New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.